1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2017
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1

SUPPLEMENTAL CIRCULAR 2017 SECOND EXTRAORDINARY GENERAL MEETING (1) PROPOSED INTRODUCTION OF THIRD-PARTY INVESTORS FOR CAPITAL CONTRIBUTION TO CERTAIN SUBSIDIARIES (2) CONTINUING CONNECTED TRANSACTION: NEW FINANCIAL SERVICES AGREEMENT WITH CHINALCO FINANCE AND ITS PROPOSED TRANSACTION CAPS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 4, 2017	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold all your shares in Aluminum Corporation of China Limited***, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2600)**

# SUPPLEMENTAL CIRCULAR
# 2017 SECOND EXTRAORDINARY GENERAL MEETING
# (1) PROPOSED INTRODUCTION OF THIRD-PARTY INVESTORS FOR CAPITAL CONTRIBUTION TO CERTAIN SUBSIDIARIES
# (2) CONTINUING CONNECTED TRANSACTION: NEW FINANCIAL SERVICES AGREEMENT WITH CHINALCO FINANCE AND ITS PROPOSED TRANSACTION CAPS

**Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders**

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular and notice of the EGM dated 3 November 2017.

A letter from the Board containing, among other things, (1) proposed introduction of third-party investors for capital contribution to certain subsidiaries; and (2) the New Financial Services Agreement with Chinalco Finance and its proposed transaction caps, is set out on pages 1 to 31 of this supplemental circular.

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the New Financial Services Agreement with Chinalco Finance and its proposed transaction caps, is set out on pages 32 to 33 of this supplemental circular.

A letter from VBG Capital containing their independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the New Financial Services Agreement with Chinalco Finance and its proposed transaction caps, is set out on pages 34 to 48 of this supplemental circular.

5 December 2017

* *For identification purposes only*

# CONTENTS

*Page*

**DEFINITIONS** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ii

**LETTER FROM THE BOARD** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

**LETTER FROM THE INDEPENDENT BOARD COMMITTEE**. . . . . . . . . . . . . . . . . . . . . . . . 32

**LETTER FROM VBG CAPITAL**. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34

**APPENDIX I — GENERAL INFORMATION**. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49

*In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:*

| | |
|---|---|
| "A Share(s)" | the domestic share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange; |
| "A Shareholder(s)" | holder(s) of A Shares; |
| "ABC Financial" | ABC Financial Asset Investment Company Limited* (農銀金融資產投資有限公司), a limited liability company incorporated in the PRC; |
| "ADS(s)" | the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares; |
| "associate(s)" | has the same meaning ascribed thereto under the Hong Kong Listing Rules; |
| "Baotou Aluminum" | Baotou Aluminum Co., Ltd.* (包頭鋁業有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company as at the Latest Practicable Date; |
| "Baotou Aluminum Investment Agreements" | the investment agreements concerning Baotou Aluminum Co., Ltd.* (關於包頭鋁業有限公司之投資協議) dated 4 December 2017 entered into between the Company and the Investors respectively with regard to the aggregate capital contribution of RMB2,640,800 thousand to Baotou Aluminum by the Investors; |
| "Board" | the board of Directors of the Company; |
| "BOC Financial" | BOC Financial Asset Investment Co., Ltd.* (中銀金融資產投資有限公司), a limited liability company incorporated in the PRC; |
| "Capital Contribution Date" | the next business day upon the fulfillment of all conditions precedent of the Investment Agreements; |
| "CBRC" | China Banking Regulatory Commission; |
| "Chalco Mining" | Chalco Mining Co., Ltd.* (中鋁礦業有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company as at the Latest Practicable Date; |

| | |
|---|---|
| "Chalco Mining Debt Conversion Agreements" | the debt to equity conversion agreements concerning Chalco Mining Co., Ltd.* (關於中鋁礦業有限公司之債轉股協議) dated 4 December 2017 entered into among the Company, Chalco Mining and the Investors, respectively, in relation to the capital contribution by the Investors to Chalco Mining in the amount of RMB5,600,000 thousand which represents the principal of the Convertible Debts due from Chalco Mining to the Investors; |
| "Chalco Mining Investment Agreements" | the investment agreements concerning Chalco Mining Co., Ltd.* (關於中鋁礦業有限公司之投資協議) dated 4 December 2017 entered into between the Company and the Investors respectively with regard to the aggregate capital contribution of RMB170,200 thousand in cash to Chalco Mining by the Investors; |
| "Chalco Shandong" | Chalco Shandong Co., Ltd.* (中鋁山東有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company as at the Latest Practicable Date; |
| "Chalco Shandong Investment Agreements" | the investment agreements concerning Chalco Shandong Co., Ltd.* (關於中鋁山東有限公司之投資協議) dated 4 December 2017 entered into between the Company and the Investors respectively with regard to the aggregate capital contribution of RMB1,790,000 thousand to Chalco Shandong by the Investors; |
| "China Cinda" | China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司), a joint stock company incorporated in the PRC with limited liability; |
| "China Life" | China Life Insurance Company Limited* (中國人壽保險股份有限公司), a joint stock company incorporated in the PRC with limited liability; |
| "China United Assets Appraisal" | China United Assets Appraisal Group Co., Ltd.* (中聯資產評估集團有限公司), a PRC qualified valuer which was engaged by the Company to evaluate the value of equity interest of the Target Companies; |
| "Chinalco" | Aluminum Corporation of China* (中國鋁業公司), a wholly state-owned corporation incorporated in the PRC and the controlling shareholder of the Company holding directly and indirectly approximately 34.77% of the total issued share capital of the Company as at the Latest Practicable Date; |

| | |
|---|---|
| "Chinalco Finance" | Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司), a limited liability company incorporated in the PRC, which is held as to 100% by Chinalco. Chinalco Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services; |
| "close associate(s)" | has the same meaning ascribed thereto under the Hong Kong Listing Rules; |
| "Company" | Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively; |
| "connected person(s)" | has the same meaning ascribed thereto under the Hong Kong Listing Rules; |
| "Convertible Debts" | the ordinary debts owed by Chalco Mining to the Investors prior to the entering into of the Chalco Mining Debt Conversion Agreements, which are to be treated as capital contribution from the Investors and will be converted into equity interest of Chalco Mining pursuant to the Chalco Mining Debt Conversion Agreements; |
| "CPIC Life" | China Pacific Life Insurance Co., Ltd.* (中國太平洋人壽保險股份有限公司), a joint stock company incorporated in the PRC with limited liability; |
| "Director(s)" | the director(s) of the Company; |
| "EGM" | the 2017 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Wednesday, 20 December 2017; |
| "Existing Financial Services Agreement" | the agreement entered into between Chinalco Finance and the Company on 28 April 2015, pursuant to which Chinalco Finance agreed to provide and the Company agreed to accept the related financial services; |
| "Group" | the Company and its subsidiaries; |

| | |
|---|---|
| "H Share(s)" | the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars; |
| "H Shareholder(s)" | holder(s) of H Shares; |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC; |
| "Hong Kong Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited; |
| "Huarong Ruitong" | Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司), a limited liability company incorporated in the PRC; |
| "ICBC Financial" | ICBC Financial Asset Investment Co., Ltd.* (工銀金融資產投資有限公司), a limited liability company incorporated in the PRC; |
| "Independent Board Committee" | the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the New Financial Services Agreement and proposed caps thereof; |
| "Independent Shareholder(s)" | Shareholders other than Chinalco and its associates, who are not required to abstain from voting on the resolution proposed at the EGM for approving the continuing connected transactions contemplated under the New Financial Services Agreement and proposed caps thereof; |
| "Investment Agreements" | collectively, the Chalco Shandong Investment Agreements, the Zhongzhou Aluminum Investment Agreements, the Baotou Aluminum Investment Agreements, the Chalco Mining Investment Agreements and the Chalco Mining Debt Conversion Agreements; |
| "Investors" | Huarong Ruitong, China Life, Zhaoping Investment, CPIC Life, China Cinda, BOC Financial, ICBC Financial and ABC Financial, or some of them, depending on specific Investment Agreement(s); |

| | |
|---|---|
| "Latest Practicable Date" | 1 December 2017, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its printing; |
| "New Financial Services Agreement" | the financial services agreement entered into between Chinalco Finance and the Company on 26 October 2017 to revise the caps under the Existing Financial Services Agreement entered into between the aforesaid parties on 28 April 2015 and renew the continuing connected transactions; |
| "Ningxia Energy" | Chalco Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司), a limited liability company incorporated in the PRC and a subsidiary of the Company as at the Latest Practicable Date; |
| "PBOC" | the People's Bank of China, the central bank of the PRC; |
| "PRC" | the People's Republic of China which, for the purposes of this supplemental circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan; |
| "PRC GAAP" | the generally accepted accounting principles of the PRC; |
| "Proposed Capital Contribution" | the capital contribution made by the Investors to Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining respectively according to their respective Investment Agreements, either in cash or by Convertible Debts; |
| "RMB" | Renminbi, the lawful currency of the PRC; |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); |
| "Share(s)" | A Shares and H Shares; |
| "Shareholder(s)" | A Shareholders and H Shareholders; |
| "subsidiary(ies)" | has the same meaning ascribed thereto under the Hong Kong Listing Rules; |

| | |
|---|---|
| "Target Companies" | Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining; |
| "Target Equity" | the equity interest held by each of the Investors in the Target Companies upon the completion of the Proposed Capital Contribution; |
| "Valuation Benchmark Date" | 31 August 2017; |
| "VBG Capital" or "Independent Financial Advisor" | VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial advisor to the Independent Board Committee and the Independent Shareholders in respect of the New Financial Services Agreement and the proposed caps of the deposit services; |
| "Zhaoping Investment" | Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥)), a limited liability partnership incorporated in the PRC; |
| "Zhongzhou Aluminum" | Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company as at the Latest Practicable Date; |
| "Zhongzhou Aluminum Investment Agreements" | the investment agreements concerning Chalco Zhongzhou Aluminum Co., Ltd.* (關於中鋁中州鋁業有限公司之投資協議) dated 4 December 2017 entered into between the Company and the Investors respectively with regard to the aggregate capital contribution of RMB2,399,000 thousand to Zhongzhou Aluminum by the Investors; |
| "%" | per cent. |

*For the purpose of this supplemental circular, unless otherwise stated, conversion of RMB into Hong Kong dollars is calculated at the exchange rate of RMB1 to HK$1.18 (when applicable). This exchange rate is for the purposes of illustration only and no representation is made that any amounts could have been or could be converted at such rate or at any other rate at all.*

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

(Stock Code: 2600)

*Executive Directors:*
Mr. Yu Dehui *(Chairman)*
Mr. Ao Hong *(President)*
Mr. Lu Dongliang
Mr. Jiang Yinggang

*Non-executive Directors:*
Mr. Liu Caiming
Mr. Wang Jun

*Independent non-executive Directors:*
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David

*Registered office:*
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

*Principal place of business:*
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

*Principal place of business in Hong Kong:*
6th Floor, Nexxus Building
41 Connaught Road Central
Central
Hong Kong

5 December 2017

*To the Shareholders*

Dear Sirs or Madams,

**SUPPLEMENTAL CIRCULAR**
**2017 SECOND EXTRAORDINARY GENERAL MEETING**
**(1) PROPOSED INTRODUCTION OF THIRD-PARTY INVESTORS FOR CAPITAL CONTRIBUTION TO CERTAIN SUBSIDIARIES**
**(2) CONTINUING CONNECTED TRANSACTION: NEW FINANCIAL SERVICES AGREEMENT WITH CHINALCO FINANCE AND ITS PROPOSED TRANSACTION CAPS**

## I. INTRODUCTION

References are made to the announcements dated 26 October 2017 and 4 December 2017 and the circular dated 3 November 2017 of the Company, in relation to the resolutions to be proposed at the EGM for consideration and approval.

The purpose of this supplemental circular is to provide you with all the reasonably necessary information in relation to, among other things, (1) the proposed introduction of third-party investors for capital contribution to certain subsidiaries by the Company; and (2) the New Financial Services Agreement entered into between the Company and Chinalco Finance and its proposed transaction caps, to enable you to make informed decisions on whether to vote for or against the relevant resolutions to be proposed at the EGM.

## II. PROPOSED INTRODUCTION OF THIRD-PARTY INVESTORS FOR CAPITAL CONTRIBUTION TO CERTAIN SUBSIDIARIES OF THE COMPANY

Reference is made to the announcement of the Company dated 26 October 2017 in relation to the Company's proposed introduction of third-party investors for capital contribution to certain subsidiaries. Reference is also made to the announcement of the Company dated 4 December 2017 in relation to the entering into of the Investment Agreements with the Investors respectively, whereby the Investors have agreed to make capital contribution to the Target Companies in accordance with the terms and conditions of their respective Investment Agreements.

### 1. Introduction on the Proposed Capital Contribution

On 4 December, 2017, the Company and the Investors entered into the Chalco Shandong Investment Agreements, the Zhongzhou Aluminum Investment Agreements, the Baotou Aluminum Investment Agreements and the Chalco Mining Investment Agreements, respectively. On the same day, the Company, Chalco Mining and the Investors entered into the Chalco Mining Debt Conversion Agreements, respectively. Pursuant to these agreements, the Investors respectively agreed to make capital contribution to the Target Companies in accordance with the terms and conditions of their respective Investment Agreements.

The major terms of each of Investment Agreements are about the same, which are summarized as follows:

**Date:** 4 December 2017

**Parties:** The parties under the Chalco Shandong Investment Agreements, the Zhongzhou Aluminum Investment Agreements, the Baotou Aluminum Investment Agreements and the Chalco Mining Investment Agreements are (i) the Company and (ii) the Investors;

The parties under the Chalco Mining Debt Conversion Agreements are (i) the Company, (ii) Chalco Mining and (iii) the Investors.

To the best of the Directors' knowledge, information and belief after having made all reasonable inquiries, as at the Latest Practicable Date, China Cinda and its close associates, CPIC Life as well as China Life and its close associates, held 133,685,331, 16,668,900 and 41,478,108 A Shares of the Company, respectively (representing approximately 0.90%, 0.11% and 0.28% of the total issued capital of the Company, respectively), and Mr.Wang Jun, a Director of the Company, concurrently serves as the business director in China Cinda. Save as disclosed above, all Investors and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

**Consideration:** ***(1) Chalco Shandong Investment Agreements***

The consideration to be paid pursuant to the Chalco Shandong Investment Agreements and, upon completion of the Proposed Capital Contribution, the percentage of equity interest of Chalco Shandong to be held by each of the Investors are set out below:

| **Investor** | **Consideration** *(RMB'000)* | **Equity interest of Chalco Shandong to be held** *(%)* |
|---|---|---|
| Huarong Ruitong | 255,714.3 | 4.40 |
| China Life | 1,022,857.1 | 17.60 |
| Zhaoping Investment | 127,857.1 | 2.20 |
| CPIC Life | 127,857.1 | 2.20 |
| BOC Financial | 102,285.7 | 1.76 |
| ICBC Financial | 102,285.7 | 1.76 |
| ABC Financial | 51,142.9 | 0.88 |

An aggregate contribution of approximately RMB1,790,000 thousand will be made by the Investors to acquire approximately 30.80% of equity interest of Chalco Shandong. The consideration under the Chalco Shandong Investment Agreements was determined by the Company through reasonable negotiations with the Investors with reference to the appraised value of the net assets of Chalco Shandong as at the Valuation Benchmark Date (being approximately RMB4,022,553.7 thousand) as set out on the valuation report prepared by China United Assets Appraisal using the asset-based approach.

*(2) Zhongzhou Aluminum Investment Agreements*

The consideration to be paid pursuant to the Zhongzhou Aluminum Investment Agreements and, upon completion of the Proposed Capital Contribution, the percentage of equity interest of Zhongzhou Aluminum to be held by each of the Investors are set out below:

| Investor | Consideration | Equity interest of Zhongzhou Aluminum to be held |
|---|---|---|
| | *(RMB'000)* | *(%)* |
| Huarong Ruitong | 342,714.3 | 5.27 |
| China Life | 1,370,857.1 | 21.09 |
| Zhaoping Investment | 171,357.1 | 2.64 |
| CPIC Life | 171,357.1 | 2.64 |
| BOC Financial | 137,085.7 | 2.11 |
| ICBC Financial | 137,085.7 | 2.11 |
| ABC Financial | 68,542.9 | 1.05 |

An aggregate contribution of approximately RMB2,399,000 thousand will be made by the Investors to acquire approximately 36.90% of equity interest of Zhongzhou Aluminum.The consideration under the Zhongzhou Aluminum Investment Agreements was determined by the Company through reasonable negotiations with the Investors with reference to the appraised value of the net assets of Zhongzhou Aluminum as at the Valuation Benchmark Date (being approximately RMB4,102,523.1 thousand) as set out on the valuation report prepared by China United Assets Appraisal using the asset-based approach.

*(3)* ***Baotou Aluminum Investment Agreements***

The consideration to be paid pursuant to the Baotou Aluminum Investment Agreements and, upon completion of the Proposed Capital Contribution, the percentage of equity interest of Baotou Aluminum to be held by each of the Investors are set out below:

| **Investor** | **Consideration** *(RMB'000)* | **Equity interest of Baotou Aluminum to be held** *(%)* |
|---|---|---|
| Huarong Ruitong | 377,257.1 | 3.67 |
| China Life | 1,509,028.6 | 14.67 |
| Zhaoping Investment | 188,628.6 | 1.83 |
| CPIC Life | 188,628.6 | 1.83 |
| BOC Financial | 150,902.9 | 1.47 |
| ICBC Financial | 150,902.9 | 1.47 |
| ABC Financial | 75,451.4 | 0.73 |

An aggregate contribution of approximately RMB2,640,800 thousand will be made by the Investors to acquire approximately 25.67% of equity interest of Baotou Aluminum. The consideration under the Baotou Aluminum Investment Agreements was determined by the Company through reasonable negotiations with the Investors with reference to the appraised value of the net assets of Baotou Aluminum as at the Valuation Benchmark Date (being approximately RMB7,644,724.6 thousand) as set out on the valuation report prepared by China United Assets Appraisal using the income approach.

As the valuation report of Baotou Aluminum prepared by China United Assets Appraisal was based on the income approach, the valuation constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules. In preparing the valuation report, China United Assets Appraisal adopted the following major assumptions (including commercial assumptions):

i. Transaction assumption: assuming that all the assets to be valued are already in the process of transaction and the valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued. Transaction assumption is the basic assumption for the valuation of assets;

ii. Open market assumption: assuming that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets. The open market assumption is based on the fact that the assets can be traded openly in the market;

iii. Asset going concern assumption: means that the valuation method, parameters and basis shall be determined in accordance with the condition that the valued assets will be continuously used in consistence with their current functions and methods, scale, frequency and environment of application, or used on the basis of certain changes thereof;

iv. The external economic environment remains unchanged and the current national macroeconomic conditions will not change significantly as at the Valuation Benchmark Date;

v. There will be no significant change in the social and economic environment where the enterprise operates and the applicable policies on tax and tax rate, etc.;

vi. The assets under valuation are based on the actual inventory as at the Valuation Benchmark Date, and the current market value of relevant assets is based on the effective domestic price as at the Valuation Benchmark Date;

vii. The valuer has made reference to the latest 5-year price forecasts of investment banks published by Bloomberg in the evaluation and discussed the same with the management of the enterprise. Upon analysis, the management of the enterprise is of the view that future aluminum price forecasts are arrived at based on the sales price of aluminum products of the enterprise in the relevant year and with reference to the future fluctuation in the expected average price of investment banks, and therefore may represent the future price changes of its major aluminum products. In the light of the foregoing analysis, future aluminum prices are assumed to change in line with the latest price forecasts of investment banks in the evaluation;

viii. Assuming that the basic information and financial information provided by the principal and the appraised enterprise is true, accurate and complete;

ix. The scope of the valuation is subject to the application form for valuation provided by the principal and the appraised enterprise, without taking into account the contingent assets or contingent liabilities, if any, not included in the list provided by the principal and the appraised enterprise;

x. The impact of inflation is not taken into account in the selection of the value of the parameters in the valuation.

In terms of the basis for preparation of profit forecast, the forecast methods adopted by China United Assets Appraisal for the major items of income and expense of Baotou Aluminum are set out below:

(1) Operating revenue forecast

The appraised enterprise is primarily engaged in production and sales of aluminum ingots and molten aluminum. The future sales revenues of the appraised enterprise are calculated based on sales volume and selling price of each of aluminum ingots, molten aluminum and other products.

(i) Selling price forecast: The future selling price movement used in the valuation was arrived at based on the actual selling prices of the appraised enterprise in 2017 and by reference to the corresponding price fluctuation in the latest 5-year price forecasts of investment banks published by Bloomberg in June 2017.

(ii) Sales volume forecast: The future sales volume of each product was calculated by reference to the production capacity of the appraised enterprise approved by competent government authority, the actual capacity and utilization rate thereof as well as the production schedule of the appraised enterprise.

(2) Operating cost forecast

In projecting the future operating cost, the cost of principal operations was projected based on such factors as historical price movements of materials including alumina, calcined coke and purchased calcined briquettes and unit consumption and price movement trend of coal and electricity externally purchased and other fuels and power sources, as well as the staff remuneration policy, and by reference to the management's analysis on price movement trends of each type of products.

Ernst &Young, the reporting auditor of the Company, has reviewed the arithmetic accuracy of calculations of relevant forecasts based on the income approach in the valuation, which does not involve the adoption of accounting policies. The Board confirms that the profit forecast on equity interest of Baotou Aluminum contained in the valuation report has been made after due and careful enquiry and is fair and reasonable. Please refer to the announcement of the Company dated 4 December 2017 in relation to the Proposed Capital Contribution for the letters issued by Ernst &Young and the Board.

***(4) Chalco Mining Investment Agreements and Chalco Mining Debt Conversion Agreements***

The consideration to be paid pursuant to the Chalco Mining Investment Agreements and the Chalco Mining Debt Conversion Agreements and, upon completion of the Proposed Capital Contribution, the percentage of equity interest of Chalco Mining to be held by each of the Investors are set out below:

| **Investor** | **Consideration** | **Equity interest of Chalco Mining to be held** |
|---|---|---|
| | *(RMB'000)* | *(%)* |
| Huarong Ruitong | 4,024,314.3 | 56.59 |
| China Life | 97,257.1 | 1.37 |
| Zhaoping Investment | 1,012,157.1 | 14.23 |
| China Cinda | 500,000.0 | 7.03 |
| CPIC Life | 12,157.1 | 0.17 |
| BOC Financial | 109,725.7 | 1.54 |
| ICBC Financial | 9,725.7 | 0.14 |
| ABC Financial | 4,862.9 | 0.07 |

An aggregate contribution of approximately RMB5,770,200 thousand will be made by the Investors to acquire approximately 81.14% of equity interest of Chalco Mining. The consideration under the Chalco Mining Investment Agreements and the Chalco Mining Debt Conversion Agreements was determined by the Company through reasonable negotiations with the Investors with reference to the appraised value of the net assets of Chalco Mining as at the Valuation Benchmark Date (being approximately RMB1,341,565.0 thousand) as set out on the valuation report prepared by China United Assets Appraisal using the asset-based approach.

**Payment:**

(1) ***Chalco Shandong Investment Agreements, Zhongzhou Aluminum Investment Agreements and Baotou Aluminum Investment Agreements***

The consideration shall be settled in cash by the Investors.

The Investors shall remit the consideration to the designated accounts of the Target Companies on the next business day following the satisfaction of all conditions precedent to the Investment Agreements.

(2) ***Chalco Mining Investment Agreements and Chalco Mining Debt Conversion Agreements***

Pursuant to the Chalco Mining Investment Agreements and the Chalco Mining Debt Conversion Agreements, the capital contribution to the Chalco Mining shall be settled by the Investors with RMB5,600,000 thousand of the principal of the Convertible Debts due from Chalco Mining, and RMB170,200 thousand in cash.

Prior to the entering into of the Chalco Mining Debt Conversion Agreements, the principal of the ordinary debts owed by Chalco Mining to the Investors totaled RMB5,600,000 thousand, particulars of which are set out below:

| **Investor** | **Principal of debts** *(RMB'000)* | **Interest rate** |
|---|---|---|
| Huarong Ruitong | 4,000,000.0 | 4.35% |
| Zhaoping Investment | 1,000,000.0 | 4.35% |
| China Cinda | 500,000.0 | 4.35% |
| BOC Financial | 100,000.0 | 4.35% |

Pursuant to the Chalco Mining Debt Conversion Agreements, the principal of the abovementioned ordinary debts are to be treated as capital contribution from the Investors and will be converted into equity interest of Chalco Mining, namely as the Convertible Debts.

In summary, the payment details in respect of the consideration for the Proposed Capital Contribution to Chalco Mining by each of the Investors under the Chalco Mining Investment Agreements and the Chalco Mining Debt Conversion Agreements are set out below:

| **Investor** | **Form of capital contribution** | **Payment details of consideration** *(RMB'000)* |
|---|---|---|
| Huarong Ruitong | Cash and principal of debts | (i) Cash: 24,314.3;<br>(ii) Principal of debts: 4,000,000.0 |
| China Life | Cash | Cash: 97,257.1 |
| Zhaoping Investment | Cash and principal of debts | (i) Cash: 12,157.1;<br>(ii) Principal of debts: 1,000,000.0 |
| China Cinda | Principal of debts | Principal of debts: 500,000.0 |
| CPIC Life | Cash | Cash: 12,157.1 |
| BOC Financial | Cash and principal of debts | (i) Cash: 9,725.7;<br>(ii) Principal of debts: 100,000.0 |
| ICBC Financial | Cash | Cash: 9,725.7 |
| ABC Financial | Cash | Cash: 4,862.9 |

The Investors shall remit the consideration payable in cash to the designated account of Chalco Mining on the next business day following the satisfaction of all conditions precedent. All Convertible Debts due to the Investors will be injected as capital contribution into Chalco Mining on the same day.

**Conditions precedent:** The conditions precedent to the Investment Agreements and the transaction contemplated thereunder include:

(1) the Proposed Capital Contribution by way of agreement(pursuant to which, it is unnecessary to publicly solicit counterparties via the equity exchange in accordance with the PRC state-owned assets supervision and administration regulations) having been approved by competent authorities; and

(2) the Proposed Capital Contribution having been approved by the Board and the general meeting of the Company.

Unless otherwise agreed between the Company and the Investors, the Investment Agreements and the relevant capital contribution shall be terminated and will not proceed if any of the conditions precedent set out above is not satisfied on or before 31 March 2018.

As at the Latest Practicable Date, the Proposed Capital Contribution had been approved by the Board. The Company is now waiting to obtain the approval document(s) from the competent authority (i.e. Chinalco) in respect of the Proposed Capital Contribution to be made by way of agreement.

**Completion:** The Company shall procure the Target Companies to make an application to competent industrial and commercial administration for change of registration particulars in connection with the Proposed Capital Contribution within three business days upon completion of the Proposed Capital Contribution, and the Investors shall provide necessary information and assistance in fulfilling relevant procedures.

In the event that the Proposed Capital Contribution is abandoned due to the failure in fulfillment of any conditions precedent or the Investors withdraw because the Company fails to complete the procedures for change of business registration particulars to register the Investors as shareholders of the Target Companies within 30 days after the Capital Contribution Date, as the case may be, the Company shall acquire the Convertible Debts or refund the capital contribution to the Investors in cash.

In the event that the Target Companies become involved in bankruptcy, dissolution, liquidation or any other event that may result in a significant change in their status quo during the period in which the Company is in charge of their business operations, or the subsequent reorganisation cannot be realised, the Investors shall have the right to request assistance from the Company in transferring the Target Equity held by them (for which the Company has the right of first refusal) and, if the proceeds from such transfer are less than the sum of the capital contribution in exchange for the Target Equity and reasonable interest accrued thereon, such shortfall shall be indemnified by the Company. As the indemnities to be provided by the Company for the Investors for the shortfall as appropriate under the terms of the Investment Agreements constitute indemnities under Chapter 14 of the Hong Kong Listing Rules and the highest applicable percentage ratio in respect thereof is more than 5% but less than 25%, such indemnities constitute a discloseable transaction of the Company and are subject to reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

**Profit or loss during the transition period:** The profit or loss recorded by the Target Companies during the period commencing from the Valuation Benchmark Date and ending on the Capital Contribution Date shall be enjoyed or borne jointly by the Company and the Investors in proportion to their respective shareholdings upon the capital contribution.

| | |
|---|---|
| **Concerted Action Arrangement:** | As the investors of the Target Companies, the Investors voluntarily become the persons acting in concert with the Company. When voting at the shareholders'meeting and board meeting of the Target Companies, the Investors and the directors appointed by them undertake to act in accordance with the instructions from the Company and in concert with the Company. However, in no event shall the Investors be considered as the persons acting in concert with Chinalco at the Company's level, and except that all the Investors' consent is obtained, the asset-liability ratio of the Target Companies shall not exceed 70%, and the Target Companies shall not increase or decrease their capital contribution, merge, spin off, change main business or dispose core asset and the Company shall not transfer the equity interest held by it in the Target Companies. There is no restriction imposed on the Investors regarding the transfer of the Target Equity under the Investment Agreements. |
| **Subsequent Reorganisation:** | Within 12 months following the Capital Contribution Date, the Company shall work with the Investors to start the transaction of acquiring the Target Equity from the Investors through issuance of the A Shares by the Company to the Investors.<br><br>As at the Latest Practicable Date, the Company has not finalised any concrete plan or agreement in respect of the aforesaid subsequent reorganisation. The Company will perform its compliance obligation in accordance with the applicable requirements of the Hong Kong Listing Rules as and when appropriate. |

The Company currently holds 100% of equity interest in Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining, respectively, thus they are wholly-owned subsidiaries of the Company. Upon completion of the transactions contemplated under the Investment Agreements, the Company will hold 69.20%, 63.10%, 74.33% and 18.86% of equity interest in Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining, respectively, which will remain as subsidiaries of the Company as the other shareholders of Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining will become, at the level of the Target Companies, parties acting in concert with the Company. Therefore, the financial results and positions of Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining will continue to be consolidated into the financial statements of the Group. The proceeds from this transaction are expected to be used for repaying debts of the Target Companies or their subsidiaries.

The Board is of the view that, upon the Proposed Capital Contribution, the gearing ratios of the Target Companies will fall significantly. In particular, the gearing ratios of Chalco Shandong, Zhongzhou Aluminum, Baotou Aluminum and Chalco Mining will go down from 56.10% to approximately 29.01%, from 56.54% to approximately 25.99%, from 70.05% to approximately 53.92% and from 90.95% to approximately 25.90%, respectively. Thus, the consolidated gearing ratio of the Company is expected to go down from 72% to approximately 66%, and the problem of high leverage ratios will be alleviated effectively, which is in line with the national policy regarding deleveraging and cost reduction under the supply-side structural reform. Pursuant to the Investment Agreements, upon completion of the Proposed Capital Contribution, the Company will work towards a subsequent reorganisation with the Investors to acquire the equity interest held by the Investors in the Target Companies with corresponding consideration to be settled by way of issuance of A Shares of the Company, which makes the goal of lowering the gearing ratios at the end of 2017 more achievable, compared with the financing by way of issuing Shares by the Company.

**2. Implications under the Hong Kong Listing Rules**

Since Mr. Wang Jun, a Director of the Company, serving as the business director in China Cinda, had abstained from voting on the resolution in relation to the proposed introduction of third-party investors for capital contribution to certain subsidiaries by the Company after China Cinda was confirmed to be one of the Investors of this transaction and, to the extent applicable, will voluntarily abstain from voting at the EGM on relevant resolution. As at the Latest Practicable Date, Mr. Wang Jun neither held nor owned any interest in the Shares of the Company. Save as the aforementioned, none of the Directors has any material interests in the transactions contemplated under the Investment Agreements, and thus shall abstain from voting on the Board resolution concerning the proposed introduction of third-party investors for capital contribution to certain subsidiaries by the Company.

Upon the Proposed Capital Contribution, the Company's equity interest in the Target Companies will be diluted. Accordingly, the transactions contemplated under the Investment Agreements will constitute deemed disposals of the Company under Chapter 14 of the Hong Kong Listing Rules. Having considered the implications of the Rule 14.22 and Rule 14.23 of the Hong Kong Listing Rules, the Company aggregated the transactions contemplated under the Investment Agreements. As the highest applicable percentage ratio upon aggregation is higher than 5% but less than 25%, the transactions contemplated under the Investment Agreements constitute a discloseable transaction of the Company and shall be subject to reporting and announcement requirements, but exempt from shareholders' approval requirement under Chapter 14 of the Hong Kong Listing Rules. The Company will perform its compliance obligation in connection with the subsequent reorganisation and the issuance of A Shares in due course pursuant to relevant requirements of the Hong Kong Listing Rules.

For details of the Proposed Capital Contribution and the major terms of the respective Investment Agreements, please refer to the announcements of the Company dated 4 December 2017 published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange.

The Proposed Capital Contribution was considered by the Board, after its deliberate and prudent consideration, to have comparatively significant meanings to the Company. Therefore, the Company would like to seek approval for the Proposed Capital Contribution from the Shareholders at the EGM.

## III. THE ENTERING INTO OF THE NEW FINANCIAL SERVICES AGREEMENT BETWEEN THE COMPANY AND CHINALCO FINANCE AND PROPOSED TRANSACTION CAPS THEREOF

### 1. Introduction

References are made to the announcement dated 28 April 2015 and the circular dated 2 June 2015 of the Company in relation to, among other things, the entering into of the Existing Financial Services Agreement between the Company and Chinalco Finance for a term of three years from 26 August 2015 to 25 August 2018. Reference is also made to the announcement of the Company dated 26 October 2017 in relation to the Company and Chinalco Finance entering into the New Financial Services Agreement to regulate the financial service transactions between the Company and Chinalco Finance. The Existing Financial Services Agreement will be terminated after the entering into and the effectiveness of the New Financial Services Agreement.

### 2. New Financial Services Agreement

***Parties***

(1) the Company (as the recipient); and

(2) Chinalco Finance (as the provider)

***Signing Date***

26 October 2017

***Effective date and term***

The New Financial Services Agreement shall become effective upon execution by authorized signatories of both parties with their respective common seals or seals specifically for contracts affixed thereon and approval by their respective competent departments (including but not limited to obtaining the approval of the Independent Shareholders of the Company at the general meeting), and shall remain valid for a term of three years from 26 October 2017 to 25 October 2020. Subject to the relevant rules governing connected transactions under the Hong Kong Listing Rules and the listing rules of the Shanghai Stock Exchange, the New Financial Services Agreement may be renewed for three years as agreed by both parties. The transaction caps under the Existing Financial Services Agreement shall apply to any financial service transactions conducted during the period from the date of the New Financial Services Agreement (i.e. 26 October 2017) to the date of the New Financial Services Agreement being approved by the Independent Shareholders at the EGM (i.e. 20 December 2017).

***Major Terms***

1. Pursuant to the New Financial Services Agreement, the Group and Chinalco Finance will cooperate on a non-exclusive basis, thereby allowing the Group to select other financial institutions for financial services at its discretion.

2. Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favorable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group, nor those of the same type of financial services provided to the Group by other financial institutions.

3. Chinalco Finance shall provide the following financial services to the Group in accordance with the above service principles, with the major service terms as below:

   *(1) Deposit Services*

   (a) The interest rate for the deposit of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposit announced by the PBOC for the same period, no less than the interest rate for the same kind of deposit offered by the major commercial banks in the PRC (including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China and Bank of Communications) for the same period, and no less than the interest rate for the same kind of deposit of Chinalco and other members of its group with Chinalco Finance for the same period.

   (b) In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC.

   (c) The maximum daily deposit balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB12 billion (equivalent to approximately HK$14.16 billion) within the validity period of the New Financial Services Agreement.

(2) *Settlement Services*

(a) Chinalco Finance will provide payment and receipt services as well as other ancillary services relating to settlement services to the Group in accordance with the Group's instructions.

(b) Chinalco Finance will provide the Company with the above settlement services for free.

(3) *Credit Services*

(a) Subject to compliance with the relevant PRC laws and regulations, Chinalco Finance will, in light of the operation and development needs of the Group, provide comprehensive credit services, loan services, financial leasing services, bill operation services and other forms of financing services.

(b) The interest rate for the loan to be provided by Chinalco Finance to the Group shall not exceed the interest rate cap for the same type of loan announced by the PBOC for the same period; meanwhile, it shall not exceed the interest rate for the same type of loan provided by Chinalco Finance to Chinalco and other members of its group, or the interest rate for the same type of loan provided to the Group by the major commercial banks in the PRC for the same period, whichever is lower.

(c) Chinalco Finance shall provide loans to the Company on normal commercial terms and no security is to be granted by the Company over its assets.

(d) The maximum daily balance (including accrued interests) of the loans provided by Chinalco Finance to the Group shall not exceed RMB15 billion (equivalent to approximately HK$17.70 billion) within the validity period of the New Financial Services Agreement.

(4) *Miscellaneous Financial Services*

(a) Chinalco Finance may provide other financial services (including provision of entrusted loans; bill acceptance; provision of services relating to mortgages for entrusted loans; and guarantee business (including provision of guarantee services and issuance of guarantee letters)) within its business scope in accordance with the Group's instructions and requirements.

(b) The fees charged by Chinalco Finance for the provision of aforesaid miscellaneous financial services to the Group shall be in accordance with the relevant benchmark rates determined by the PBOC or the CBRC (if any). In addition, such fees shall not exceed those charged by the major commercial banks in the PRC for the provision of the same type of financial services, or those charged by Chinalco Finance for the provision of the same type of financial services to Chinalco and other members of its group, whichever is lower.

The annual fees charged by Chinalco Finance for the provision of the miscellaneous financial services to the Group shall not exceed RMB50 million (equivalent to approximately HK$59 million) within the validity period of the New Financial Services Agreement.

**3. Reasons And Benefits For Entering Into The New Financial Services Agreement**

The reasons for the Company to enter into the New Financial Services Agreement with Chinalco Finance are as follows:

(1) The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' capital and reduce the capital transmission time, and the Company may take full advantage of the favorable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial in reducing the amount of settlement capital that is required to be kept by the Company and its subsidiaries, thereby releasing more capital for turnover.

(2) The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enable the Company to centralize its management of the Group's credit limits and loan targets though Chinalco Finance.

(3) The interest rate for the deposit of the Group with Chinalco Finance will be no less than the interest rate for the same kind of deposit announced by the PBOC for the same period and the interest rate for the same kind of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial in improving the level of the Company's capital gains.

(4) According to the New Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, loan services, financial leasing services, bill operation services and other forms of financing services, whose interest rate shall be equivalent to or less than the interest rate for the same type of loans provided by the major commercial banks, and no security is to be granted by the Company over its assets, enabling the lending procedure easier and more efficient than that provided by the commercial banks.

(5) The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance may replace the high-rate loans of its subsidiaries, helping reduce financial expenses.

(6) Chinalco Finance is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

(7) The maximum daily outstanding balance of deposits (including accrued interests) placed by the Group with Chinalco Finance was approximately RMB7,993 million during the year ended 25 August 2017, indicating that the existing cap of deposit services for the year ended 25 August 2017 under the Existing Financial Services Agreement was almost fully utilised. Given the future business development plan and financial requirements of the Group as well as the expected growth of Chinalco Finance, leading to further cooperation between the Group and Chinalco Finance, the transactions contemplated between us are expected to be conducted with wider range and of larger amount of funds in the future. As such, the existing cap of deposit services for the year ended 25 August 2017 under the Existing Financial Services Agreement cannot satisfy the business needs of the Group. The Company and Chinalco Finance therefore agreed to extend the term and revise the existing cap by entering into the New Financial Services Agreement.

The transaction contemplated under the New Financial Services Agreement facilitates the Group to optimize its financial management, increases the efficiency of fund utilization, and reduces the cost of financing and financing risks. It will not be detrimental to the interests of the Company and will not affect the independence of the Company.

**4. Information on the Parties**

***Information on the Company***

The Company is a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

***Information of Chinalco Finance***

Chinalco Finance is a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of Chinalco. Its registered capital is RMB2.5 billion, and its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of intragroup entrusted loans and entrusted investment to member companies (investments in fixed-income and marketable securities only); provision of draft acceptance and discounting services to member companies; provision of intragroup transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of loans and financial leasing to member companies; provision of counterpart loans; underwriting of corporate bonds for member companies; investment in marketable securities (other than stock investment).

As a licensed financial institution in the PRC, Chinalco Finance is subject to stringent regulations and is regulated by the PBOC and the CBRC. The CBRC supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by other group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the applicable laws and regulations, the CBRC has powers to issue corrective and/or disciplinary orders and to impose penalties and/or fines on a group finance company. In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by the CBRC, group finance companies, including Chinalco Finance:

(a) are not allowed to engage in non-financial service business, including property investment or trading;

(b) must comply with the following ratio requirements: (i) the capital adequacy ratio shall not be lower than 10%, (ii) the net inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company, (iii) the total amount of outstanding guarantees shall not be more than the total registered capital of the relevant finance company; (iv) the total amount of investment to total registered capital ratio shall not be more than 70%; and (v) the ratio of self-owned fixed assets to total equity shall not exceed 20%; and

(c) are required to deposit with the PBOC a mandatory proportion of 7% of the RMB deposits they have received.

As far as the Directors are aware, Chinalco Finance has established stringent internal control measures to ensure effective risk management and compliance with laws and regulations, including:

(a) it has established corporate governance structure to ensure the effectiveness of its internal controls including the practice of the general manager responsibility system under the leadership of the Board, the setting up of the organization structure according to the check-and-balance mechanisms (such as the decision-making system, execution system, supervision and feedback system) and the establishment of the working procedures and risk control system by separating the roles and responsibilities of the front office, middle office and back office;

(b) it has adopted a centralized, safe and efficient business system. In order to meet the needs of control of the deposit amount by a listed company, it provides a designated real time service for the Company and its subsidiaries to inquiry the balances and the transaction details so as to alert the daily deposit balance and avoid exceeding the daily cap; and

(c) it has a sound internal control system, including effective internal rules and policies specifically for management and control of operational risk and credit risks. It has its own credit policies and credit approval procedures for loan approvals which are designed in accordance with the relevant PBOC and CBRC regulations. It has also implemented various risk management rules to manage and monitor credit risks. The internal audit department assumes an internal independent supervisory role and is responsible for examining and auditing the business operation of other departments.

In assessing the financial risks involved in placing deposits with Chinalco Finance, the Directors have taken into account the following factors:

(a) the operations of Chinalco Finance are subject to the supervision of the PBOC and the CBRC and are regulated by the relevant PRC financial regulations and rules;

(b) the Company has one board representative at Chinalco Finance and will therefore be able to monitor the developments within Chinalco Finance; and

(c) Chinalco Finance has established internal control and risk management systems in accordance with the relevant PRC financial services rules and regulations.

**5. Internal Control Procedures and Corporate Governance Measures Adopted by the Group**

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilisation of Chinalco Finance's services:

(a) a monthly report on the status of the Group's deposits with Chinalco Finance for the previous month will be delivered by Chinalco Finance to the Company on the third business day of each month;

(b) a copy of every regulatory report submitted by Chinalco Finance to the CBRC will be provided to the Company;

(c) the financial statements of Chinalco Finance will be provided to the Company on the fifth business day after the end of each quarter; and

(d) prior to entering into of any deposit arrangement with Chinalco Finance, the Company will communicate with Chinalco Finance and at least three independent commercial banks or financial institutions in the PRC. The interest rates for the deposits of the same type and term offered by Chinalco Finance and independent commercial banks or financial institutions will be given to the Company for comparison. If the Company notes that the deposit interest rate offered by Chinalco Finance is less favorable than those offered by major domestic commercial banks in the PRC for the deposits of the same type and term, the Group will not place deposit with Chinalco Finance, or it will negotiate with Chinalco Finance to redetermine the interest rate.

The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures will give sufficient assurance to the Shareholders that the continuing connected transactions under the New Financial Services Agreement will be appropriately monitored by the Company.

**6. Historical Amounts of the Continuing Connected Transactions**

***(1) Deposit Services***

Based on the information provided by the Group, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance for the three years ended 25 August 2017 was approximately RMB7,993 million.

The Board further confirmed that, as at the date of this supplemental circular, the original maximum balance of daily deposit (including interest accrued therefrom) under the Existing Financial Services Agreement for the year ending 25 August 2018 has not been exceeded.

***(2) Settlement Services***

No fees were paid by the Group to Chinalco Finance for the settlement services and other financial services for the three years ended 25 August 2017. Chinalco Finance will provide the Company with the settlement services for free.

*(3) Credit Services*

Since the services will be provided by Chinalco Finance to the Group at interest rate not exceeding the interest rate cap for the same type of loan announced by PBOC for the same period, the transaction involves provision of financial assistance by Chinalco Finance for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the Group's assets is granted in respect of the financial assistance, and thus constitutes exempt continuing connected transactions of the Company under Rule 14A.90 of the Hong Kong Listing Rules.

*(4) Miscellaneous Financial Services*

The historical amounts paid by the Group to Chinalco Finance for the miscellaneous financial services for the three years ended 25 August 2017 were approximately RMB1,379,400, RMB1,639,948 and RMB386,697, respectively. The Company also expects that the related annual services fees payable by the Group to Chinalco Finance will remain insignificant throughout the term of the New Financial Services Agreement.

The Board further confirmed that, as at the date of this supplemental circular, the original relevant cap of other financial services under the Existing Financial Services Agreement for the year ending 25 August 2018 has not been exceeded.

**7. Proposed Caps Under the New Financial Services Agreement**

***Deposit Services***

Pursuant to the Existing Financial Services Agreement, the maximum daily deposit balance (including accrued interests) of the Group with Chinalco Finance should not exceed RMB8 billion (equivalent to approximately HK$9.44 billion). Under the New Financial Services Agreement, the maximum daily deposit balance (including accrued interests) of the Group with Chinalco Finance during the term of the New Financial Services Agreement shall not exceed RMB12 billion (equivalent to approximately HK$14.16 billion).

The Board, having considered (i) the fact that the existing cap under the Existing Financial Services Agreement for the year ended 25 August 2017 was almost fully utilised; (ii) the future business development plan and financial requirements of the Group as well as the expected growth of Chinalco Finance, leading to further cooperation between the Group and Chinalco Finance. Specifically, the Company plans to centrally manage the funds of the entities of the Group at all levels by setting up a platform at Chinalco Finance to achieve integrated fund collection and payment across the Group. Therefore, increasing the Company's maximum daily deposit balance with Chinalco Finance is in line with the Company's need for future capital control; and (iii) the transactions contemplated between the Group and Chinalco Finance are expected to be conducted with wider range and of larger amount of funds in the future, and as such, the existing cap under the Existing Financial Services Agreement for the year ending 25 August 2018 will not satisfy the Group's needs, proposed the above adjustment to the maximum daily deposit balance (including accrued interests) in the Group's settlement account with Chinalco Finance under the New Financial Services Agreement during the term of the New Financial Services Agreement.

***Settlement Services***

Pursuant to the Existing Financial Services Agreement, Chinalco Finance agreed to provide settlement services to the Group for free. Pursuant to the New Financial Services Agreement, Chinalco Finance agreed to provide the Group with the settlement services for free, therefore no annual cap is required to be set in this regard.

***Credit Services***

Pursuant to the Existing Financial Services Agreement, the maximum total daily balance of the loans (including accrued interests) provided by Chinalco Finance to the Group shall not exceed RMB10 billion (equivalent to approximately HK$11.80 billion).

Under the New Financial Services Agreement, the maximum total daily balance of the loans (including accrued interests) provided by Chinalco Finance to the Group shall not exceed RMB15 billion (equivalent to approximately HK$17.70 billion). The credit services provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) where no security over the Group's assets is granted in respect of such loans. Therefore, the credit services are exempt continuing connected transactions under Rule 14A.90 of the Hong Kong Listing Rules, and no cap is required to be set in this regard.

***Miscellaneous Financial Services***

Pursuant to the Existing Financial Services Agreement, Chinalco Finance agreed to provide miscellaneous financial services with total annual fees payable to Chinalco Finance by the Group not exceeding RMB50 million (equivalent to approximately HK$59 million). Under the New Financial Services Agreement, the Company expects that the total annual fees payable to Chinalco Finance by the Group during the term of the New Financial Services Agreement becoming effective will not exceed RMB50 million (equivalent to approximately HK$59 million). As each of the percentage ratios (if applicable) will be below the de minimis threshold set out in Rule 14A.76 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

**8. Implications Under the Hong Kong Listing Rules**

As Chinalco is the controlling shareholder of the Company, directly or indirectly, holding approximately 34.77% of the issued share capital of the Company, Chinalco is a connected person of the Company under the Hong Kong Listing Rules. As Chinalco holds 100% equity interest in Chinalco Finance, Chinalco Finance is a subsidiary of Chinalco and a connected person of the Company. Accordingly, the New Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratio calculated in accordance with the Hong Kong Listing Rules for deposit services under the New Financial Services Agreement exceeds 5%, the deposit services to be provided by Chinalco Finance to the Group are subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms, similar to or more favourable than those offered by commercial banks in the PRC for the provision of comparable services and are in the interest of the Group. No security over the assets of the Group is granted to Chinalco or Chinalco Finance in respect of such loans. Therefore, the loan services to be provided by Chinalco Finance to the Group under the New Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.90 of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Chinalco Finance to the Group, as each of the percentage ratios (if applicable) is below the de minimis threshold set out in Rule 14A.76 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance to the Group will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

**9. General**

At the sixteenth meeting of the sixth session of the Board of the Company held on 26 October 2017, the New Financial Services Agreement and the transactions contemplated thereunder were considered and approved.

As Mr. Yu Dehui and Mr. Liu Caiming, the Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to the transactions contemplated under the New Financial Services Agreement. Save as disclosed above, none of the Directors has any material interest in the transactions contemplated under the New Financial Services Agreement and therefore none of the other Directors has abstained from voting on such Board resolution.

The Directors (including independent non-executive Directors) consider that the New Financial Services Agreement has been negotiated on arm's length basis and is entered into in the ordinary course of business and on normal commercial terms or better. The terms of the New Financial Services Agreement, the transactions contemplated thereunder and the proposed cap of the daily deposit balance (including accrued interests) are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

The Independent Board Committee has been established to provide advice to the Independent Shareholders in respect of the New Financial Services Agreement and the deposit services. VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, Chapter 571 of the Laws of Hong Kong, has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

## IV. EGM

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Wednesday, 20 December 2017 (the "**Notice of EGM**") has been despatched to the Shareholders on 3 November 2017.

Reply slip and form of proxy for use at the EGM, together with the Notice of EGM, have been despatched to the Shareholders and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the EGM should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Thursday, 30 November 2017. Shareholders who intend to appoint a proxy to attend the EGM and to vote on the resolutions set out in the Notice of EGM are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the EGM if you so wish.

For particulars of other resolutions proposed at the EGM, eligibility for attending the EGM, registration procedures for attending the EGM, closure of register of members and other matters regarding the EGM, please refer to the Notice of EGM and the circular of the Company dated 3 November 2017.

Chinalco and its associates held, either directly or indirectly, an aggregate of 5,182,382,055 Shares of the Company (including 5,135,382,055 A Shares and 47,000,000 H Shares) as at the Latest Practicable Date, representing approximately 34.77% of the total issued share capital of the Company, therefore, they shall abstain from voting on the resolution in relation to the entering into of the New Financial Services Agreement between the Company and Chinalco Finance and proposed transaction caps thereof. As at the Latest Practicable Date, China Cinda and its close associates, CPIC Life as well as China Life and its close associates, held 133,685,331, 16,668,900 and 41,478,108 A Shares of the Company, respectively (representing approximately 0.90%, 0.11% and 0.28% of the total issued capital of the Company, respectively). Therefore, they shall abstain from voting on the resolution in relation to the proposed introduction of third-party investors for capital contribution to certain subsidiaries by the Company. Save as disclosed above, to the best knowledge, information and belief of the Directors, and after having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the EGM.

## V. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 32 to 33 of this supplemental circular, which contains its recommendations to the Independent Shareholders in respect of the New Financial Services Agreement with Chinalco Finance and the proposed transaction caps of the deposit services.

Your attention is also drawn to the letter from VBG Capital as set out on pages 34 to 48 of this supplemental circular, which contains its recommendations to the Independent Board Committee and the Independent Shareholders in respect of the New Financial Services Agreement with Chinalco Finance and the proposed transaction caps of the deposit services.

The Directors (including independent non-executive Directors) consider that (1) the Company's proposed introduction of third-party investors for capital contribution to certain subsidiaries; and (2) the New Financial Services Agreement between the Company and Chinalco Finance and proposed transaction caps thereof are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders vote in favour of the relevant resolutions.

## VI. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this supplemental circular.

By order of the Board
**Aluminum Corporation of China Limited***
**Zhang Zhankui**
*Company Secretary*

* *For identification purposes only*

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2600)**

5 December 2017

*To the Independent Shareholders*

Dear Sirs or Madams,

## CONTINUING CONNECTED TRANSACTION THE NEW FINANCIAL SERVICES AGREEMENT BETWEEN THE COMPANY AND CHINALCO FINANCE AND PROPOSED TRANSACTION CAPS THEREOF

We refer to the supplemental circular of the Company dated 5 December 2017 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the New Financial Services Agreement between the Company and Chinalco Finance and proposed transaction caps of the deposit services.

VBG Capital has been appointed by the Company as the Independent Financial Adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 34 to 48 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 31 of the Supplemental Circular and the additional information set out in the appendix to the Supplemental Circular.

Having taken into account the details of the New Financial Services Agreement between the Company and Chinalco Finance and proposed transaction caps of the deposit services, and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that the New Financial Services Agreement between the Company and Chinalco Finance and proposed transaction caps of the deposit services are on normal commercial terms or better and in the ordinary or usual course of business of the Company, and the terms and details thereof are fair and reasonable and are in the interest of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to be proposed at the EGM approving the New Financial Services Agreement between the Company and Chinalco Finance and proposed transaction caps of the deposit services.

Yours faithfully,
For and on behalf of the Independent Board Committee
**Aluminum Corporation of China Limited***
**Ms. Chen Lijie**
**Mr. Hu Shihai**
**Mr. Lie-A-Cheong Tai Chong, David**
*Independent non-executive Directors*

* *For identification purpose only*

*Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the deposit services under the New Financial Services Agreement for the purpose of inclusion in this supplemental circular.*

建泉融資有限公司
VBG Capital Limited

18/F., Prosperity Tower
39 Queen's Road Central
Hong Kong

5 December 2017

To: *The independent board committee and the independent shareholders of Aluminum Corporation of China Limited*

Dear Sirs,

## CONTINUING CONNECTED TRANSACTIONS

### INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the deposit services under the New Financial Services Agreement, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 5 December 2017 issued by the Company to the Shareholders (the "**Circular**"), of which this letter of advice forms part. Terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Circular unless the context requires otherwise.

The Company entered into the original financial services agreement with Chinalco Finance on 24 August 2012. Subsequently on 28 April 2015, given the expiry of the original financial services agreement, the parties thereto entered into the Existing Financial Services Agreement to renew the original financial services agreement so as to continue to regulate the financial services provided by Chinalco Finance to the Group. The Existing Financial Services Agreement has a term of three years from 26 August 2015 up to 25 August 2018. However, in order to cope with the future business development plan and financial requirements of the Group, the Company and Chinalco Finance agreed to extend the term and revise the existing cap amounts under the Existing Financial Services Agreement (the "**Existing Cap(s)**") by further entering into the New Financial Services Agreement on 26 October 2017. The Existing Financial Services Agreement will be terminated after the entering into of the New Financial Services Agreement.

According to the Letter from the Board, the deposit services under the New Financial Services Agreement constitute non-exempt continuing connected transactions for the Company and are subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

The Independent Board Committee comprising Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the deposit services under the New Financial Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the New Financial Services Agreement is in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the New Financial Services Agreement at the EGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

**BASIS OF OUR OPINION**

In formulating our opinion with regard to the deposit services under the New Financial Services Agreement, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Group (including but not limited to those contained or referred to in the Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Group were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Group in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs or future prospects of the Group, Chinalco, Chinalco Finance or their respective shareholders, subsidiaries or associates (as defined in the Hong Kong Listing Rules), nor have we considered the taxation implication on the Group or the Shareholders as a result of the New Financial Services Agreement. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

**PRINCIPAL FACTORS AND REASONS CONSIDERED**

In arriving at our opinion in respect of the deposit services under the New Financial Services Agreement, we have taken into consideration the following principal factors and reasons:

**1. Background of and reasons for the New Financial Services Agreement**

***Business and financial overview of the Group***

The Company is a joint stock limited company incorporated in the PRC with limited liability, whose H Shares and A Shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively, and its ADSs are listed on the New York Stock Exchange.

The Group principally engages in the exploration and mining of bauxite and coal and other resources; production, sales, technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Set out below is a summary of the consolidated financial information on the Group for the six months ended 30 June 2017 and 2016, and the two years ended 31 December 2016 as extracted from the Company's interim report for the six months ended 30 June 2017 (the "**2017 Interim Report**") and its annual report for the year ended 31 December 2016 (the "**2016 Annual Report**"), respectively:

| | For the six months ended 30 June 2017 (unaudited) | For the six months ended 30 June 2016 (unaudited) (restated) | For the year ended 31 December 2016 (audited) | For the year ended 31 December 2015 (audited) (restated) |
|---|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Revenue | 91,310,570 | 49,955,902 | 144,065,518 | 123,475,434 |
| Profit for period/year | 1,242,879 | 361,517 | 1,255,455 | 367,013 |

As depicted by the above table, the Group's total revenue jumped by approximately 16.7% from approximately RMB123,475 million for the year ended 31 December 2015 to approximately RMB144,066 million for the year ended 31 December 2016. According to the 2016 Annual Report, such jump was mainly attributable to the increase of trading volume of the Group during the year. The Group's profitability also enhanced by approximately 242.1% from approximately RMB367 million in 2015 to approximately RMB1,255 million in 2016. As we noted from the 2016 Annual Report, the main contributor of the Group's profits was the year-on-year decrease in the costs of alumina and electrolytic aluminium products as a result of further reduction in production costs owing to the electricity system reform as well as the Group's efforts to enhance operation and management.

For the six months ended 30 June 2017, the Group recorded total revenue of approximately RMB91,311 million, representing an increase of approximately 82.8% as compared to the corresponding period in the prior year. The Group's profit for the period also rose by approximately 243.8% from approximately RMB362 million for the six months ended 30 June 2016 to approximately RMB1,243 million for the six months ended 30 June 2017. With reference to the 2017 Interim Report, the main contributor of the Group's profits was the faster increase in gross profit margin of the Group's self-produced products as a result of rise in price of principal products.

As advised by the Directors, the Company is committed to sustaining its leadership in the domestic market. By accelerating transformation and upgrading and in-depth structural adjustment, the Company aims to optimise its business structure and strategic layout and improve its assets quality and profitability, thereby enhancing its global competitiveness.

***Information on Chinalco Finance***

*Business and background of Chinalco Finance*

As extracted from the Letter from the Board, Chinalco Finance is a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Chinalco. Its registered capital is RMB2.5 billion, and its business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction fund; provision of approved insurance agency services; provision of guarantees to member companies; provision of intragroup entrusted loans and entrusted investment to member companies (investments in fixed-income and marketable securities only); provision of draft acceptance and discounting services to member companies; provision of intragroup transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of loans and financial leasing to member companies; provision of counterpart loans; underwriting of corporate bonds for member companies; investment in marketable securities (other than stock investment).

*Financial information on Chinalco Finance*

Set out below is a summary of the key audited financial information on Chinalco Finance for the two years ended 31 December 2016 based on its 2016 audited financial statements:

| | **For the year ended 31 December 2016** | **For the year ended 31 December 2015** |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| Revenue | 347,957 | 305,387 |
| Profit for year | 188,683 | 170,799 |

| | **As at 31 December 2016** | **As at 31 December 2015** |
|---|---|---|
| | *RMB'000* | *RMB'000* |
| Total assets | 24,110,809 | 22,417,812 |
| Total liabilities | (21,120,465) | (20,517,091) |
| Net asset value | 2,990,344 | 1,900,721 |

As at 31 August 2017, the unaudited total net assets of Chinalco Finance were approximately RMB3,186 million.

As depicted by the above table, Chinalco Finance recorded total revenue and net profit of approximately RMB348 million and RMB189 million for the year ended 31 December 2016, representing a substantial increase of approximately 13.9% and 10.5% respectively as compared to the prior year. As at 31 December 2016, the net asset value of Chinalco Finance expanded substantially by approximately 57.3% to approximately RMB2,990 million; and it further expanded by approximately 6.6% to approximately RMB3,186 million as at 31 August 2017.

*Regulatory environment of Chinalco Finance*

As a licensed financial institution in the PRC, we understand that Chinalco Finance is subject to stringent regulations and supervisions by CBRC and PBOC, which includes regular examination of the audited financial statements and other relevant materials required to be filed by Chinalco Finance. The CBRC supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the applicable laws and regulations, CBRC has powers to issue corrective and/or disciplinary orders.

In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by CBRC, group finance companies, including Chinalco Finance:

(a) are not allowed to engage in non-financial service business, including property investment or trading;

(b) must comply with the following ratio requirements: (i) the capital adequacy ratio shall not be lower than 10%; (ii) the net inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company; (iii) the total amount of outstanding guarantees shall not be more than the total registered capital of the relevant finance company; (iv) the total amount of investment to total registered capital ratio shall not be more than 70%; and (v) the ratio of self-owned fixed assets to total equity shall not exceed 20%; and

(c) are required to deposit with PBOC a mandatory proportion of 7% of the RMB deposits they have received.

According to the Directors, to their best knowledge, up to the Latest Practicable Date, there had been no record of non-compliance with relevant laws, rules and regulations of the PRC on Chinalco Finance.

*Risk profile of Chinalco Finance*

In assessing the financial and credit risks of Chinalco Finance, we have taken into consideration that:

(a) the Company has one board representative at Chinalco Finance and will therefore be able to monitor the operations and developments within Chinalco Finance;

(b) Chinalco Finance recorded total revenue and net profit of approximately RMB348 million and RMB189 million for the year ended 31 December 2016, representing a substantial increase of approximately 13.9% and 10.5% respectively as compared to the prior year. As at 31 December 2016, the net asset value of Chinalco Finance expanded substantially by approximately 57.3% to approximately RMB2,990 million; and it further expanded by approximately 6.6% to approximately RMB3,186 million as at 31 August 2017;

(c) the operations of Chinalco Finance are subject to the supervision of CBRC and PBOC and are regulated by the relevant PRC financial regulations and rules; and

(d) to the best knowledge of the Directors, up to the Latest Practicable Date, there had been no record of non-compliance with relevant laws, rules and regulations of the PRC on Chinalco Finance.

In light of the foregoing, we concur with the Directors that the financial and credit risks of Chinalco Finance is likely to be low and manageable.

***Reasons for and possible benefits of the New Financial Services Agreement***

With reference to the Letter from the Board, the reasons for and possible benefits of the New Financial Services Agreement are as follows:

(i) The settlement services through Chinalco Finance will strengthen the Company's centralised management of its subsidiaries' capital and reduce the capital transmission time, and the Company may take full advantage of the favorable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial in reducing the amount of fund stock that is required to be kept by the Company and its subsidiaries, thereby releasing more capital for turnover.

(ii) The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enable the Company to centralise its management of the Group's credit limits and loan targets through Chinalco Finance.

(iii) The interest rate for the deposit of the Group with Chinalco Finance will be no less than the interest rate for the same kind of deposit announced by PBOC for the same period, no less than the interest rate for the same kind of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial in improving the level of the Company's capital gains.

(iv) In accordance with the New Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, loan services, financial leasing services, bill operation services and other forms of financing services, whose interest rate shall be equivalent to or less than the interest rate for the same type of loans provided by the major commercial banks, and no security is to be granted by the Company over its assets, enabling the lending procedure easier and more efficient than that provided by the commercial banks.

(v) The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance can replace the high-rate loans of its subsidiaries, helping reduce the financial expenses.

(vi) Chinalco Finance is regulated by CBRC and PBOC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

(vii) The maximum daily outstanding balance of deposits (including accrued interests) placed by the Group with Chinalco Finance was approximately RMB7,993 million during the year ended 25 August 2017, indicating that the Existing Cap for the year ended 25 August 2017 was almost fully utilised. Given the future business development plan and financial requirements of the Group as well as the expected growth of Chinalco Finance, leading to further cooperation between the Group and Chinalco Finance, specifically, the Company plans to centrally manage the funds of the entities of the Group at all levels by setting up a platform at Chinalco Finance to achieve integrated fund collection and payment across the Group, therefore, increasing the Company's maximum daily deposit balance with Chinalco Finance is in line with the Company's need for future capital control, the transactions contemplated between them are expected to be conducted with wider range and of larger amount of funds in the future. As such, the Existing Cap for the year ending 25 August 2018 will be insufficient. The Company and Chinalco Finance therefore agreed to extend the term and revise the Existing Cap by entering into the New Financial Services Agreement.

In light of the aforesaid reasons for and possible benefits of the New Financial Services Agreement as represented by the Directors (for our analysis on point (vii) above, please refer to the sub-section headed "Analysis on historical actual deposit amounts" of this letter of advice) and that as concluded in the sub-section headed "Risk profile of Chinalco Finance" of this letter of advice, the financial and credit risks of Chinalco Finance is likely to be low and manageable, we concur with the Directors that the New Financial Services Agreement is conducted in the ordinary and usual course of business of the Company and is in the interests of the Company and the Shareholders as a whole.

**2. Principal terms of the deposit services under the New Financial Services Agreement**

A summary of the principal terms of the deposit services under the New Financial Services Agreement dated 26 October 2017 as extracted from the Letter from the Board is set out below:

**Parties:**

(1) The Company as recipient

(2) Chinalco Finance as provider

**Term:** 26 October 2017 to 25 October 2020

**Nature of the deposit services:**

(i) Pursuant to the New Financial Services Agreement, the Group is entitled to select the financial institutions for financial services and decide the financial institutions for deposit services as well as the amounts of deposits according to its own business needs.

(ii) The interest rate for the deposits of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposits announced by PBOC for the same period, no less than the interest rate for the same kind of deposits offered by the major commercial banks in the PRC (including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China and Bank of Communications) for the same period, and no less than the interest rate for the same kind of deposits of Chinalco and other member companies of its group in Chinalco Finance for the same period.

(iii) Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC.

As aforementioned, the interest rate for the deposits of the Group with Chinalco Finance shall be (i) no less than the interest rate for the same kind of deposits announced by PBOC for the same period; (ii) no less than the interest rate for the same kind of deposits offered by the major commercial banks in the PRC for the same period; and (iii) no less than the interest rate for the same kind of deposits of Chinalco and other member companies of its group in Chinalco Finance for the same period.

We have selected randomly, obtained and reviewed around 15 sample copies of receipts for the deposit services (indicating the principal amounts and relevant interest rates) provided by Chinalco Finance to the Company covering each of the three years ended 31 December 2016 and the six months ended 30 June 2017, and we consider those samples to be representative. We compared the interest rates offered by normal commercial banks in the PRC in respect of other deposits of the Group at the relevant time and noted that the interest rates of the deposit services offered by Chinalco Finance were no less than those offered by the commercial banks in the PRC. Moreover, we noted that the benchmark deposit interest rate prescribed by PBOC was not higher than those offered by Chinalco Finance to the Company in respect of the deposit services.

Pursuant to the New Financial Services Agreement, the Group is entitled to select the financial institutions for financial services and decide the financial institutions for deposit services as well as the amounts of deposits according to its own business needs. We consider that such provision could provide flexibility for the Group to decide on which financial institution(s) to place its idle cash depending on its own circumstances. On the other hand, we noted that it is stipulated under the New Financial Services Agreement that Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset any such deposits payable with the loans due to Chinalco Finance by the Group according to laws and regulations of the PRC. Such provision could also provide additional protection to the Group by reducing the credit risk.

In view of the above, we are of the view that the terms of the deposit services under the New Financial Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

## 3. The Proposed Caps

Set forth below are the proposed maximum deposit balance (including accrued interests) (the "**Proposed Caps**") under the New Financial Services Agreement:

| | For the year from 26 October 2017 to 25 October 2018 | For the year from 26 October 2018 to 25 October 2019 | For the year from 26 October 2019 to 25 October 2020 |
|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* |
| **Proposed Caps** | RMB12,000,000 | RMB12,000,000 | RMB12,000,000 |

As referred to in the Letter from the Board, the Board, having considered (i) the fact that the Existing Cap for the year ended 25 August 2017 was almost fully utilised; (ii) the future business development plan and financial requirements of the Group as well as the expected growth of Chinalco Finance, leading to further cooperation between the Group and Chinalco Finance, specifically, the Company plans to centrally manage the funds of the entities of the Group at all levels by setting up a platform at Chinalco Finance to achieve integrated fund collection and payment across the Group, therefore, increasing the Company's maximum daily deposit balance with Chinalco Finance is in line with the Company's need for future capital control; and (iii) the transactions contemplated between the Group and Chinalco Finance are expected to be conducted with wider range and of larger amount of funds in the future, and as such, the Existing Cap for the year ending 25 August 2018 will not satisfy the Group's needs, proposed the upward adjustment to the maximum deposit balance (including accrued interests) in the Group's settlement account with Chinalco Finance under the New Financial Services Agreement.

### *Analysis on historical actual deposit amounts*

Upon our request, we obtained (i) the maximum daily outstanding balance of deposits (including accrued interests) placed by the Group with Chinalco Finance during the three years ended 25 August 2017; (ii) the Existing Caps; and (iii) the utilisation rates of the Existing Caps in respect of the deposit services:

| | For the year from 26 August 2014 to 25 August 2015 | For the year from 26 August 2015 to 25 August 2016 | For the year from 26 August 2016 to 25 August 2017 |
|---|---|---|---|
| | *RMB'000* | *RMB'000* | *RMB'000* |
| **Maximum daily outstanding balance of deposits (including accrued interests) placed by the Group with Chinalco Finance (A)** | 4,951,595 | 7,907,423 | 7,992,756 |
| **The Existing Caps (B)** | 8,000,000 | 8,000,000 | 8,000,000 |
| **% of utilisation (A)/(B)** | 61.9 | 98.8 | 99.9 |

As shown in the above table, the maximum daily outstanding balance of deposits (including accrued interests) placed by the Group with Chinalco Finance was approximately RMB4,952 million, RMB7,907 million and RMB7,993 million during the three years ended 25 August 2017, representing a robust year-on-year growth from the year ended 25 August 2015 to the year ended 25 August 2016. Besides, the Existing Cap for the year ended 25 August 2017 was almost fully utilised, indicating that the Existing Caps were barely sufficient for the deposit services.

***Analysis on the Group's cash position***

As extracted from the 2017 Interim Report and the 2016 Annual Report, the Group's cash position as at 30 June 2017, 31 December 2016 and 2015 was as follows:

| | **As at 30 June 2017** (unaudited) *RMB'000* | **As at 31 December 2016** (audited) *RMB'000* | **As at 31 December 2015** (audited) (restated) *RMB'000* |
|---|---|---|---|
| Cash and cash equivalents | 18,105,853 | 23,808,048 | 20,756,202 |
| Restricted cash and time deposits | 2,231,986 | 2,087,447 | 1,801,239 |

The Group's cash and cash equivalents on hand stayed at around RMB20,000 million in recent years, and its restricted cash and time deposits illustrated a continual increasing trend. We noted that the Proposed Caps account for approximately 66.3% and 50.4% of the Group's available cash and cash equivalents as at 30 June 2017 and 31 December 2016, respectively. Furthermore, the Proposed Caps represent approximately 8.3% of the Group's revenue for the year ended 31 December 2016.

As further advised by the Directors, given the satisfactory financial performance of the Group and its significant rising profits in recent years, the Directors expected that the Group's available cash and cash equivalents will likely to remain at the current high level if not demonstrating an overall increasing trend. With this being the case together with the fact that as stipulated under the New Financial Services Agreement, the interest rate for the deposit of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposits announced by PBOC for the same period, no less than the interest rate for the same kind of deposits offered by the major commercial banks in the PRC for the same period, and no less than the interest rate for the same kind of deposits of Chinalco and other member companies of its group in Chinalco Finance for the same period, the Group intends to place greater amount of deposits with Chinalco Finance so as to capture higher interest earnings from its idle cash. Concurrently, Chinalco Finance will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enable the Company to centralise its management of the Group's credit limits and loan targets through Chinalco Finance, thereby increasing the efficiency of fund utilisation.

***Conclusion on the Proposed Caps***

Taking into account that:

(a) the Existing Cap for the year ended 25 August 2017 was almost fully utilised, indicating that the Existing Caps were barely sufficient for the deposit services;

(b) the Proposed Caps account for approximately 66.3% and 50.4% of the Group's available cash and cash equivalents as at 30 June 2017 and 31 December 2016, respectively;

(c) the total revenue of the Group for the year ended 31 December 2016 increased by approximately 16.7% as compared to the prior year, and the Proposed Caps represent approximately 8.3% only of the Group's latest total revenue;

(d) it is expected that alongside with the future business expansion of the Group, the level of its cash and cash equivalents would continue to increase and so would its overall financial and deposits needs;

(e) pursuant to the New Financial Services Agreement, the Group has the discretion to decide the financial institutions for deposit services as well as the amounts of deposits according to its own business needs. In addition, the interest rate for the deposit of the Group with Chinalco Finance shall be no less than the interest rate for the same kind of deposits announced by PBOC for the same period, no less than the interest rate for the same kind of deposits offered by the major commercial banks in the PRC for the same period, and no less than the interest rate for the same kind of deposits of Chinalco and other member companies of its group in Chinalco Finance for the same period. The aforesaid arrangement can on one hand provides the Group with flexibility in selecting financial institutions (which are abundant in the market) for deposit services, and on the other hand allowing the Group to capture higher interest earnings from its idle cash;

(f) Chinalco Finance shall provide free settlement services to the Group pursuant to the New Financial Services Agreement, which will reduce the financial cost of the Company; and

(g) as represented by the Directors, the Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans subject to compliance with the limits for such loans. Such arrangements will resolve the liquidity requirements of individual subsidiaries of the Company and enable the Company to centralise its management of the Group's credit limits and loan targets through Chinalco Finance, thereby increasing the efficiency of fund utilisation,

we are of the view that the Proposed Caps are fair and reasonable so far as the Independent Shareholders are concerned.

Shareholders should note that as the Proposed Caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 25 October 2020, and they do not represent forecasts of revenues or costs to be recorded from the deposit services. Consequently, we express no opinion as to how closely the actual revenue and cost to be incurred under the deposit services will correspond with the Proposed Caps.

**4. Internal control and compliance with the Hong Kong Listing Rules**

***Internal control and corporate governance***

As referred to in the Letter from the Board, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilisation of Chinalco Finance's services:

(i) a monthly report on the status of the Group's deposits with Chinalco Finance for the previous month will be delivered by Chinalco Finance to the Company on the third business day of each month;

(ii) a copy of every regulatory report submitted by Chinalco Finance to CBRC will be provided to the Company; and

(iii) the financial statements of Chinalco Finance will be provided to the Company on the fifth business day after the end of each quarter.

Prior to entering into of any deposit arrangement with Chinalco Finance, the Company will communicate with Chinalco Finance and at least three independent commercial banks or financial institutions in the PRC. The interest rates for the deposits of the same type and term offered by Chinalco Finance and independent commercial banks or financial institutions will be given to the Company for comparison. If the Company notes that the deposit interest rate offered by Chinalco Finance is less favorable than those offered by major domestic commercial banks in the PRC for the deposits of the same type and term, the Group will not place deposit with Chinalco Finance, or it will negotiate with Chinalco Finance to re-determine the interest rate.

For our due diligence purpose, we requested the Company to provide us with copies of the internal policies on continuing connected transactions and the relevant supporting execution documents. We noted that the Group's internal policies are in place to govern the deposit services between the Group and Chinalco Finance.

***Compliance with the Hong Kong Listing Rules***

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 and 14A.55 of the Hong Kong Listing Rules pursuant to which (i) the values of the deposit services must be restricted by the Proposed Caps for the periods concerned under the New Financial Services Agreement; (ii) the terms of the New Financial Services Agreement (together with the Proposed Caps) must be reviewed by the independent non-executive Directors annually; and (iii) details of independent non-executive Directors' annual review on the terms of the New Financial Services Agreement (together with the Proposed Caps) must be included in the Company's subsequent published annual reports and financial accounts. As also stipulated under Rule 14A.56 of the Hong Kong Listing Rules, auditors of the Company must provide a letter to the Board confirming, among other things, that the deposit services are carried out in accordance with the pricing policies of the Company, and the Proposed Caps are not being exceeded. In the event that the total amounts of the deposit services exceed the Proposed Caps, or that there is any material amendment to the terms of the New Financial Services Agreement, the Company, as confirmed by the Directors, shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

With the stipulated requirements for continuing connected transaction of the Hong Kong Listing Rules in place, the deposit services under the New Financial Services Agreement will be monitored and thus the interest of the Independent Shareholders may be safeguarded.

**RECOMMENDATION**

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of deposit services under the New Financial Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the New Financial Services Agreement is conducted in the ordinary and usual course of business of the Group and is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the New Financial Services Agreement and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

**Yours faithfully,**
**For and on behalf of**
**VBG Capital Limited**
**Doris Sing**
*Director*

## 1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS

**Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures**

| Name | Position in the Company | Number of A Shares of the Company held as personal interests | Capacity |
|---|---|---|---|
| Jiang Yinggang | Executive Director | 10,000 Shares *(Note)* | Beneficial owner |

*Note:* Representing approximately 0.000091% of the total issued A shares of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the supervisors of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Yu Dehui and Mr. Liu Caiming, being the Directors of the Company, concurrently hold positions in Chinalco. Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Chief Executive or the supervisors of the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

**Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares**

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Chief Executive of the Company and the supervisors of the Company) had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial Shareholder of the Company:

| Name of substantial shareholder | Class of shares | Number of shares held | Capacity | Percentage in the relevant class of share capital | Percentage in total share capital |
|---|---|---|---|---|---|
| Chinalco | A Shares | 5,135,382,055 (L) Note 1 | Beneficial owner and interests of controlled corporations | 46.86% (L) | 34.46% (L) |
| | H Shares | 47,000,000 (L) Note 1 | Interests of controlled corporations | 1.19% (L) | 0.32% (L) |
| JPMorgan Chase & Co. | H Shares | 706,730,860 (L) Note 2 | Beneficial owner, investment manager and custodian-corporation/approved lending agent | 17.91% (L) | 4.74% (L) |
| | | 19,665,766 (S) Note 2 | Beneficial owner | 0.49% (S) | 0.13% (S) |
| | | 612,393,004 (P) | Custodian-corporation/ approved lending agent | 15.52% (P) | 4.11% (P) |
| Templeton Asset Management Ltd. | H Shares | 628,842,000 (L) | Investment manager | 15.94% (L) | 4.22% (L) |
| BlackRock, Inc. | H Shares | 393,887,735 (L) Note 3 | Interests of controlled corporations | 9.99% (L) | 2.64% (L) |
| | | 2,098,000 (S) Note 3 | Interests of controlled corporations | 0.05% (S) | 0.01% (S) |
| The Goldman Sachs Group, Inc. | H Shares | 350,271,505 (L) Note 4 | Interests of controlled corporations | 8.88% (L) | 2.35% (L) |
| | | 337,334,580 (S) Note 4 | Interests of controlled corporations | 8.55% (S) | 2.26% (S) |

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H Shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

*Notes:*

1. These interests included 4,889,864,006 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Shanxi Aluminum Plant, and 47,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.

2. These interests were held directly by various corporations controlled by JPMorgan Chase & Co.. Among the aggregate interests in the long position in H shares, 14,639,950 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 3,255,266 H shares were held as derivatives.

3. These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the short position in H shares, 1,726,000 H shares were held as derivatives.

4. These interests were held directly by various corporations controlled by The Goldman Sachs Group, Inc.. Among the aggregate interests in the long position in H shares, 25,699,327 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 2,727,500 H shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Chief Executive of the Company and the supervisors of the Company, whose interests are set out in the section "Directors', Chief Executive's and supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

## 3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2016, being the date to which the latest published audited accounts of the Group were made up.

## 4. EXPERT AND CONSENT

VBG Capital has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion herein of its letter and references to its name in the form and context in which they are respectively included in this supplemental circular.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this supplemental circular:

| Name | Qualification | Date of conclusion or opinion |
|---|---|---|
| VBG Capital | A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO | 5 December 2017 |

As at the Latest Practicable Date, VBG Capital was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

VBG Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2016, being the date to which the latest published audited consolidated accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

## 5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

## 6. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors had any interest in any assets which have been since 31 December 2016 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

## 7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling Shareholder).

## 8. STATEMENT OF INDEBTEDNESS

**Interest-bearing bank loans and other borrowings**

As at close of business on 31 October 2017, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this supplemental circular, the Group had the following bank loans and other borrowings:

| | *RMB'million* |
|---|---|
| Bank loans | 75,913 |
| Gold leasing arrangements | 6,994 |
| Medium-term notes and long-term bonds | 15,715 |
| Short-term bonds | 3,500 |
| Financial lease payable | 5,312 |
| | 107,434 |

Some bank loans were secured by mortgages on certain property, plant and equipment, intangible assets, inventory, receivables and land use rights owned by the Company and certain of its subsidiaries, as well as the contractual right to charge users for electricity generated in the future and the income thereunder.

Bank loans amounted to RMB1,662 million were secured by the Company's long-term equity investment in a 70.82% owned subsidiary, Ningxia Energy.

**Financial Guarantees**

At the close of business on 31 October 2017, the Group has total outstanding guarantee to external enterprises amounting to RMB24.2 million.

**Contingent liabilities**

At the close of business on 31 October 2017, the Group did not have any significant contingent liabilities.

**Other liabilities**

Save as disclosed above and intra-group liabilities and normal trade payables, at the close of business on 31 October 2017, the Group did not have any outstanding mortgages, charges, debentures, loan capital or overdraft, or other similar indebtedness, hire-purchase commitments, liabilities under acceptances or acceptance credits or other material liabilities.

The Directors have confirmed that there has not been any material change in the indebtedness or contingent liabilities of the Group since 31 October 2017.

## 9. WORKING CAPITAL

As at the Latest Practicable Date, having made appropriate inquiries and taking into account of the internal resources of the Group and currently available loan facilities, the Directors are of the opinion that the Group will have sufficient working capital for its requirements for at least the next 12 months from the date of this supplemental circular.

## 10. MISCELLANEOUS

(1) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

(2) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(3) The English text of the supplemental circular shall prevail over the Chinese text in the case of inconsistency.

## 11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this supplemental circular up to and including 20 December 2017:

(1) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(2) the letter from the Independent Financial Adviser, the text of which is set out in this supplemental circular;

(3) the written consent as referred to in this Appendix; and

(4) the Existing Financial Services Agreement and the New Financial Services Agreement.